Exhibit 99.2

ÆTERNA ZENTARIS

In Pursuit of Medical Innovations

January 2022
Corporate Presentation

Forward-Looking Statements

This document contains forward looking statements (as defined by applicable securities legislation) made pursuant to the safe harbor provision of the US Securities Litigation Reform Act of 1995 and forward-looking information (as defined under applicable Canadian securities laws), which reflect the current expectations regarding future events of Aeterna Zentaris Inc. (the “Company”, “we”, “our”). Forward looking statements and forward-looking information may include, but are not limited to statements preceded by, followed by, or that include the words " will," “expects," “believes," “intends," “would," “could," “plans,” or “”planned” and similar terms that relate to future events, performance, or our results.

Such statements include, but are not limited to, the Company’s ability to deliver multiple development and regulatory milestones with respect to diagnostics, therapeutics and vaccines, including developing manufacturing processes for immunomodulating therapeutics and selection of development candidates, the potential of oral Coronavirus vaccines to induce mucosal immunity to prevent infection and avoid transmission, the Company’s expectations regarding the development and manufacturing of oral Coronavirus vaccines, the potential use of Macrilen™ macimorelin as a therapeutic, including its use as a potential treatment for Amyotrophic Lateral Sclerosis (ALS, Lou Gehrig’s disease), the size, timing and scope of our commercial and development pipeline for AIM biologicals, AEZS-150, macimorelin as a therapeutic and oral Coronavirus vaccines, the Company’s expectations regarding its cash runway and its ability to fund operations beyond 2023 and the expected timing of future key milestones, studies, agreements and approvals.

Forward looking statements and forward-looking information contained in this presentation are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Forward looking statements involve known and unknown risks and uncertainties, including those discussed in this presentation and in our Annual Report on Form 40F, under the caption "Key Information Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the US Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward looking statements and forward-looking information. Such risks and uncertainties include, among others, our heavy dependence on the success of Macrilen™ macimorelin and related out licensing arrangements and the continued availability of funds and resources to successfully develop and commercialize Macrilen™ and our in licensed products and technologies, the ability of the Company to enter into licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies, universities or others and keep such agreements in effect (including that the Company the Company may be unable to successfully negotiate a license agreement for any technology or products for which it has an option), the Company’s ability to identify therapeutic uses for Macrilen™ macimorelin or to in license other product candidates, the Company’s reliance on third parties for the manufacturing and commercialization of Macrilen™ macimorelin, potential delay or termination or lack of success of any of our pre clinical or clinical programs, potential disputes with third parties leading to delays in or termination of the manufacturing, development, licensing or commercialization of our products or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, the degree of market acceptance of Macrilen™ macimorelin, the impact of securities class action litigation, shareholder lawsuits or other litigation on our cash flow, results of operations and financial position, our ability to protect our intellectual property, general changes in economic conditions and the impact of the COVID-19 pandemic on our operations, plans and prospects, including to the initiation and completion of clinical trials in a timely manner or at all.

Readers of this presentation should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward looking statements and forward looking information The forward looking statements and information in this presentation are made as of the date hereof and we disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward looking statements or forward looking information contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Certain Other Matters

Any graphs, tables or other information demonstrating our historical performance or that of any other entity contained in this presentation are intended only to illustrate past performance of such entities and are not necessarily indicative of future performance. This presentation does not purport to contain all of the material information with respect to the Company and is not a recommendation that any person should make an investment in the Company. Moreover, this presentation does not constitute an offer to sell or a solicitation of an offer to buy or acquire securities of the Company in any jurisdiction or an inducement to enter into investment activity, nor may it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. Any reference to “$” or “dollars” means United States dollars.

ÆTERNA ZENTARIS

Investment Highlights

Diversified portfolio focused on areas of significant unmet medical need

Leveraging network of large pharmaceutical and university partners and collaborators

Executing strategy to deliver multiple development and regulatory milestones

Strong financial position with runway expected to fund operations beyond 2023[1]

Key Focus Areas:

Diagnostics
- Rare endocrine disorders

Therapeutics
- Auto-immune diseases
- Neurodegenerative disease
- Endocrine disorders

Salmonella-Based Vaccine Platform
- SARS-CoV-2 (Covid-19)
- Chlamydia

1: Based on Management's current expectations and planned development activities

Diagnostic Commercial and Development Pipeline

	Program	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Commercial	Commercial Rights			
								U.S./Canada	Europe	Israel	ROW
Diagnostics	**Macimorelin**	Adult Growth Hormone Deficiency (AGHD)						novo nordisk	Consilient Health	MegaPharm We Know The Way	ÆTERNA ZENTARIS
Diagnostics	**Macimorelin**	Childhood-Onset Growth Hormone Deficiency (CGHD)						novo nordisk	Consilient Health	MegaPharm We Know The Way	ÆTERNA ZENTARIS

ÆTERNA ZENTARIS

Therapeutic and Vaccine Development Pipeline

Therapeutics

Program	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Program Highlights
AIM Biologicals	Neuromyelitis Optica Spectrum Disorder (NMOSD)	■				**In-licensed program in January 2021** (Julius-Maximilians-Universität Würzburg)
	Parkinson's Disease (PD)	■				**In-licensed program in September 2021**
Macimorelin	Amyotrophic Lateral Sclerosis (ALS, Lou Gehrig's disease)	■				**Entered material transfer agreement and option to in-license in January 2021** (The University of Queensland, Australia)
AEZS-150 **(Delayed clearance parathyroid hormone)**	Chronic Hypoparathyroidism	■				**In-licensed program in March 2021** (The University Of Sheffield.)

Vaccine

Program	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Program Highlights
Salmonella-Based Vaccine Platform	COVID-19 (SARS-CoV-2)	■				**In-licensed program in March 2021** (Julius-Maximilians-Universität Würzburg)
	Chlamydia Trachomatis	■				**In-licensed program in September 2021**

ÆTERNA ZENTARIS

Development Programs

Advancing Therapeutics and Vaccines to Secure Long-Term Growth

AIM Biologicals

Targeted Immunomodulating Therapeutics

Technology platform enabling highly specific treatment for auto-immune diseases with well-defined target antigens

Modulation of immune response towards auto-antigens by induction of antigen-specific regulatory T cells and by elimination of cognate antigen-specific cytotoxic T cells

Entered exclusive license and R&D agreements with Julius-Maximilians-University of Wuerzburg in January and September 2021

Targeted, highly specific, autoimmunity modifying proteins

Technology derived from the body's natural process that protects a fetus against the mother's immune system while the mother is protected against pathogens


Maternal Blood and Tissue
Fetal Microchimeric Cells
Maternal Microchimeric Cells
Fetal Blood and Tissues

Fetal cells persist in mothers for decades after delivery and vice versa → lasting, selective immune tolerance which cannot be explained by barrier function[1]

1: Cirello et al.; Journal of Cancer Research and Clinical Oncology 142, 2016

ÆTERNA ZENTARIS

The Promise of Targeted, Physiological, Antigen-Specific Immunomodulation



Autoimmune Diseases

Enhanced by autoreactive effector T cells

Ameliorated by protective effector T cells



Immunosuppressive Therapeutics

Reduce disease symptoms

Often cause severe side effects



AIM Biologics

Antigen-specific Immunomodulation

Various antigens may be used for highly selective de-sensibilization

Relevant side effects should be avoided

AIM Biologicals Concept[1]

- Adaptable platform of immunomodulating molecules
- Soluble HLA-G ß2m fusion proteins presenting a peptide (= antigen)* which is coupled to the proteins via a linker
- The proteins interacts with the target cells via the T-cell receptor (TCR) and ILT-2 to induce immune tolerance



* exemplified by NMOSD-specific antigen

1: WO 2018/215340 A1

The Promise of Targeted, Physiological, Antigen-Specific Immunomodulation

Potential selective treatment option for neuromyelitis optica spectrum disorder (NMOSD)

Well-defined antigen: Aquaporin-4 (AQP4)

NMOSD is an auto-antibody mediated inflammatory CNS orphan disorder with significant unmet medical need affecting 1 per 100,000 people[1]

Next Steps:

- *In-vitro* and *in-vivo* assessments to select development candidate
- Manufacturing process development for selected candidate

Potential treatment option for Parkinson's disease (PD)

α-Synuclein (α-Syn) described as target

Parkinson's disease is a neurodegenerative movement disorder affecting over 7 million people worldwide, growing evidence suggests that PD could be considered as an autoimmune disease[2]

Next Steps:

- Design and production of antigen-specific AIM biologics molecules
- *In-vitro* and *in-vivo* assessments in relevant disease models

1: Hor et al.; Frontiers in Neurology 2020

2: Bonam et al.; Autoimmunity Reviews 2020

AEZS-150: Delayed Clearance Parathyroid Hormone (DC-PTH) Fusion Polypeptide



PTH is a key regulating hormone essential for calcium homeostasis and renal phosphate clearance



Potential to be a self-administered pen to help maintain normal serum calcium and phosphate levels

Hypoparathyroidism

Body produces abnormally low levels of PTH

affects

Orphan indication

~23-37 per 100,000[1]

causes



- Renal dysfunction
- Muscle cramping
- Twitching
- Seizures
- Cardiac arrhythmias

1: Edafe and Balasubramanian; Gland Surgery 2017, 559-568

AEZS-150: Delayed Clearance Parathyroid Hormone (DC-PTH) Fusion Polypeptide

AEZS-150: Fusion-Protein of PTH [1-34] coupled via a linker to a modified growth-hormone binding protein (GHBP)[1]

Delayed clearance in comparison to PTH[1-34]

Potential to control serum calcium levels by once weekly treatment

AEZS-150


PTH [1-34]
Linker
mGHBP

Plasma Pharmacokinetics in a Rat Study[2]


PTH[1-34] [nM]
DC-PTH [nM]
[nM]
15
10
5
0
0
12
24
36
48
60
72
Time (hrs)
2.0
1.5
1.0
0.5
0.0
0.0
0.5
1.0
1.5
2.0
[nM]
Time (hrs)

Equimolar dosing of 20 nmol/kg

Next Steps:
- In depth characterization of development candidate (*in-vitro* and *in-vivo*)
- Manufacturing process development

1: WO 2018/197895A1
2: Wilkinson et al.; Poster presentation at ENDO Meeting 2019

ÆTERNA ZENTARIS

Salmonella-Based Vaccine Platform



Live-attenuated bacterial vaccine based on the *Salmonella typhi Ty21a* carrier strain currently used as a typhoid vaccine


Systemic
immunity (IgG)
Mucosal
immunity (IgA)
Cellular
immunity

This new, alternative and unprecedented approach with *Salmonella* based vaccines should have the potential to induce mucosal immunity, not only in respiratory, but also in urogenital tract, in order to form a barrier for pathogens entering the body

→ Potential to evade infection

→ Potential to avoid transmission

JULIUS-MAXIMILIANS-UNIVERSITÄT WÜRZBURG

Entered exclusive license and R&D agreements with Julius-Maximilians-University of Wuerzburg in 2021

Potential for temperature stable supply chain: ~2°C - 8°C[1]

Potential to induce systemic and mucosal immunity to prevent infection

Adaptable antigen expression

Salmonella Typhi Ty21a carrier strain has been safely used worldwide in more than 150 million administered doses[1]

1: Vivotif™; Package Insert USA, April 2017

ÆTERNA ZENTARIS

Oral Coronavirus (SARS-CoV-2) Vaccine

Currently undergoing pre-clinical studies for the prevention of coronavirus diseases, including COVID-19 (SARS-CoV-2)



Nucleocapsid protein (N)
Main protease (Mpro)
Membrane glycoprotein
Envelope protein
Spike protein (S)
RNA
Integration of 1 or 2 SARS-CoV-2 antigens
Antigen 1
Antigen 2
Adaptable Plasmid Vector
Modified *Salmonella typhi Ty21a* strain

Induction of Immunity

Potential to induce mucosal immunity to prevent infection and avoid transmission

Multiple-Antigens

Higher likelihood for improved defense against mutated virus variants if not only spike protein is used as antigen

ÆTERNA ZENTARIS

Development Plan Towards Phase 1

Oral Coronavirus Vaccine


Evaluation of administration route, dose and immunization scheme
In-vivo immunology experiments with antigen variant candidates in relevant mice models
Virus challenge experiments in immunized transgenic animals
Manufacturing process assessment / development
Pre-clinical safety and toxicology assessment
H1 2023: Planned start of clinical development for oral vaccine

Chlamydia Trachomatis Vaccine

- Sexually transmitted gram-negative bacterium infecting over 130 million subjects annually
- Whereas symptomatic infection can be treated by antibiotics, asymptomatic disease can spread to the reproductive tract inducing infertility, miscarriage, or ectopic pregnancy, which is a life-threatening condition
- Ocular infections can lead to inclusion conjunctivitis or trachoma, which is the primary source of visual impairment or infectious blindness
- High medical need to develop a vaccine providing mucosal immunity preventing infection
- In-depth expertise and well-established advanced disease models at University of Wuerzburg[2]



Integration of 1 or 2
Chlamydia trachomatis
antigens
Antigen 1
Antigen 2
Adaptable
Plasmid Vector
Modified
Salmonella typhi
Ty21a
strain



Chlamydia trachomatis (magenta) in human cells (green)

Infection with *Chlamydia trachomatis* leads to visual impairment or infectious blindness of about 1.9 million people[1]

Approximately 4% of women with chlamydial lower genital tract infection will develop chronic pelvic pain, 3% infertility, and 2% adverse pregnancy outcome.[3]

Next Steps:
- Design and preparation of candidate vaccine strains
- *In-vivo* immunology experiments and challenge studies

[1] https://www.who.int/news-room/fact-sheets/detail/trachoma
[2] https://www.biozentrum.uni-wuerzburg.de/en/mikrobio/forschungsschwerpunkte/chlamydiales
[3] *Paavonen and Eggert-Kruse, Hum Reprod Update Sep-Oct 1999;5(5):433-47.*

Macimorelin For the Treatment of ALS

THE UNIVERSITY OF QUEENSLAND AUSTRALIA

Exclusive rights for AEZS to negotiate a license agreement for the commercial use of the results


ALS

Investigation as a potential treatment for Amyotrophic Lateral Sclerosis (ALS, Lou Gehrig's disease)

University researchers to secure grants and conduct pre-clinical and clinical studies

ALS is a neurodegenerative motoneuron disease with progressive loss of motor neurons that control voluntary muscles

Disease symptoms of ALS include muscle twitches, cramps and stiffness, gradual increasing weakness and muscle atrophy, finally leading to respiratory failure in most patients

Treatment approaches consist mainly of supportive therapy, including physical therapy, nutritional and breathing support

ÆTERNA ZENTARIS

The Science Behind Macimorelin in ALS

Importance of Ghrelin and the GH/IGF-1 axes in ALS[1]

- Ghrelin is a natural endogenous hormone that stimulates appetite and lowers metabolic rate to promote weight gain
- Ghrelin also regulates the release of the neuroprotective and anabolic hormones growth hormone (GH) and insulin-like growth factor-1 (IGF-1)
- Ghrelin acts via the GHSR1a, which is expressed throughout the body, including the cerebral cortex, spinal cord and muscle (i.e. tissues directly impacted in ALS)
- Majority of motor neuron disease (MND) patients have a moderate to marked GH deficiency[2]
- Treatment with ghrelin or the ghrelin mimetic GHRP3 was shown to slow weight loss, improvement of muscle strength, and extension of survival in the SOD1G93A mouse model of ALS[3]. However, clinical use of ghrelin is limited due to its rapid clearance from circulation.

1: Bianchi et al., International Journal of Molecular Sciences, 2017, 18.
2: Steyn et al., Endocrinology. 2012 Aug;153(8):3735-46. Impairments to the GH-IGF-I Axis in hSOD1G93A Mice Give Insight into Possible Mechanisms of GH Dysregulation in Patients with Amyotrophic Lateral Sclerosis
3: Ngo et al., J Neuroendocrinol. 2021 Jan 29;33(7):e12938. Ghrelin as a treatment for amyotrophic lateral sclerosis.

The Science Behind Macimorelin in ALS

Macimorelin is a Ghrelin mimetic and modulates various disease-relevant processes



Macimorelin
(Ghrelin mimetic)
Disease modifiers
(& pathophysiology)
Direct/indirect neuroprotection
Anti-inflammatory
Slows metabolism
Stimulates appetite
Anabolic actions
(activation of GH/IGF-1 axis)
Slows weight loss
Motor neuron death
Neuroinflammation
Hypermetabolism
Appetite loss
Muscle loss
Weight loss
Multiple actions to slow disease progression, improve quality of life and extend survival
Accelerated disease progression

Next Steps:

- Proof of concept with macimorelin in disease specific animal models
- Assessment of alternative formulations
- Formalized pre-clinical development

Macimorelin has the potential to benefit patients and to slow disease progression

ÆTERNA ZENTARIS

Roadmap for Advancing Development Programs Towards IND Filing


Pre-clinical Development
Clinical Development
Transfer of program information
Establish joint pre-clinical teams
Experimental work *in-vitro* and *in-vivo* models
Select development candidate
Formalized pre-clinical development
Establish clinical development plan
FDA pre-IND meeting
File IND
Initiate Phase 1 study
AIM Biologicals
AEZS-150
Macimorelin as a Potential Therapeutic (ALS)
Salmonella-based Vaccines

Macimorelin / Macrilen™

A Disruptive Oral Diagnostic Test Solution for Growth Hormone Deficiency

First and only AGHD test approved by US FDA and European Commission

ÆTERNA ZENTARIS

Growth Hormone is Critical to Lifelong Health



Produced by the pituitary gland
(located at the base of the brain)

Children

Promotes growth

Reduction in auxological parameters:

- Short stature
- Low growth velocity (speed) for age
- Increased fat around the waist
- Delayed tooth development

Adults

Maintains normal body stature and regulates metabolism

No clear signs or symptoms, but recognized by:

- Metabolic syndrome
- Osteoporosis
- Muscle wasting
- Impaired quality of life

Increased risk of:

- Cardiovascular (CV) issues
- Bone fractures

Macimorelin

Only Approved Oral Diagnostic for GHD

No Other FDA or EC Approved Oral Test

Insulin tolerance test (ITT) considered the "Gold Standard" in GHD detection procedures[1,2]

Not FDA or EC approved or regulated

"[ITT Test] is increasingly used less frequently in the U.S. because of safety concerns." [2]

"Because the **macimorelin** test is simple, well tolerated with minimal side effects, and of shorter duration with only 3 to 4 blood draws compared to other GH–stimulation tests, it is anticipated that its use will increase over time." [2]

"Very promising test that is easy to conduct with high reproducibility, safety, and diagnostic accuracy comparable to the ITT…test" [2]

1: *Molitch et al. J Clin Endocrinol Metab.* 2011; 1587-1609
2: AACE 2019 Guidelines: American Association Of Clinical Endocrinologists And American College Of Endocrinology Guidelines For Management Of Growth Hormone Deficiency In Adults And Patients Transitioning From Pediatric To Adult Care, 2019

Pivotal Phase 3 DETECT[1] Study for Diagnosis of CGHD

Currently Enrolling Subjects and Dosing is Underway

- Open-label, single dose, multicenter, multinational
  US, Czech Republic, Germany, Poland, Georgia, Italy, Serbia, Romania, Russia, Slovenia and Ukraine
- Macimorelin GHST will be performed twice (for repeatability data)
- Two standard GHSTs as controls: arginine (i.v.), clonidine (p.o.)
- Design suitable to support claim for potential of macimorelin as stand-alone test
- In order to mitigate potential impact on study timelines due the ongoing COVID-19 pandemic and the rise of Omicron, we are closely monitoring delays in sites activation and patient enrollment


Children and adolescents from 2 to less than 18 years of age with suspected GHD to be enrolled
2
(Years)
<18



≥ 100 subjects worldwide



≥ 40 pre-pubertal and 40 pubertal subjects



≥ 25 subjects expected to be enrolled in the U.S.

1: NCT 04786873 ClinicalTrials.gov
2: *Csakvary et al.; Hormone Research in Paediatrics*, **2021** (DOI: 10.1159/000519232)

Macimorelin Commercial Rights

Actively seeking commercial partners in ROW

Consilient Health

License Agreement

- Territories: Europe and the United Kingdom
- Pricing and reimbursement milestones
- Royalties on sales
- Aeterna Zentaris controls supply chain and provides finished product according to supply agreement

ÆTERNA ZENTARIS

Owns Worldwide Rights Outside of U.S., Canada, Europe, Israel and Palestine Authority

NK MEDICAL

License Agreement on Development and Commercialization
in Republic of Korea

novo nordisk

License and Assignment Agreement

- Territories: United States and Canada
- Royalties on sales
- Sales milestones
- Aeterna Zentaris controls API supply chain and provides API
- Co-development for expansion into CGHD
  - Novo Nordisk to fund 100% of budgeted Study P02 trial expenses up to €9 million
  - Potential additional expenses to be shared

MegaPharm
We Know The Way

Distribution and Commercialization Agreement
in Israel and the Palestine Authority

ER·KIM

Distribution and Commercialization Agreement
in Turkey and some Balkan countries

ÆTERNA ZENTARIS

Corporate Overview

ÆTERNA ZENTARIS

Financial Snapshot

NASDAQ: AEZS / TSX: AEZS

Cash runway expected to fund operations beyond 2023[1]

~$68M	~$48M	~121M	~1.5M
Cash on Hand As of September 30, 2021	Market Cap[2]	Shares Outstanding[3]	3 month Avg. Volume[4]

1: Based on Management's current expectations and planned development activities
2: Based on January 3, 2022 closing price of $0.3939 per share on NASDAQ and the number of issued and outstanding AEZS shares on that date
3: Information as of February 22, 2021
4: Based on information as of January 3, 2022 for the 3-month average daily trading volume on NASDAQ

ÆTERNA ZENTARIS

Management



Klaus Paulini, PhD
President and Chief Executive Officer; Managing Director, Aeterna Zentaris GmbH



Eckhard Guenther, PhD
SVP Business Development and Alliance Management
Managing Director, Aeterna Zentaris GmbH

Giuliano La Fratta
SVP Finance, Chief Financial Officer



Nicola Ammer, MD
SVP Clinical Development,
Chief Medical Officer



Michael Teifel, PhD
SVP Non-Clinical Development,
Chief Scientific Officer



ÆTERNA ZENTARIS

Investment Summary

Advancing diversified pipeline across multiple high-value therapeutic areas

High-Value Focus Areas: • Endocrine disorders • Auto-immune diseases • Neurodegenerative disease • COVID-19 oral vaccine • Chlamydia oral vaccine	AGHD	**Only oral drug indicated for diagnosis of adult growth hormone deficiency**	**Leveraging network of large pharmaceutical and university partners and collaborators**
	CGHD	**Expanding into childhood growth hormone deficiency**	

Strong Financial Position with Runway Expected to Fund Operations Beyond 2023[1]

1: Based on Management's current expectations and planned development activities

ÆTERNA ZENTARIS

ÆTERNA ZENTARIS

In Pursuit of Medical Innovations

Investor & Media Relations
JTC Team
833.475.8247
aezs@jtcir.com